UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 7)*

NUANCE COMMUNICATIONS, INC.

(Name of Issuer)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

80603P107

(CUSIP Number)

Scott A. Arenare, Esq.

Managing Director and General Counsel

Warburg Pincus LLC

466 Lexington Avenue

New York, New York 10017

(212) 878-0600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

Copies to:

Steven J. Gartner, Esq.

Willkie Farr & Gallagher LLP

787 Seventh Avenue

New York, NY  10019-6099

(212) 728-8000

January 29, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 80603P107

1.	Names of Reporting Persons Warburg Pincus Private Equity VIII, L.P. 13-4161869

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 51,737,426 (see Items 4 and 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 51,737,426 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 72,995,474 (see Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 26.8% (see Item 5)

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 80603P107

1.	Names of Reporting Persons Warburg Pincus & Co. 13-6358475

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 72,995,474 (see Items 4 and 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 72,995,474 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 72,995,474 (see Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 26.4% (see Item 5)

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 80603P107

1.	Names of Reporting Persons Warburg Pincus LLC 13-3536050

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 72,995,474 (see Items 4 and 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 72,995,474 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 72,995,474 (see Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 26.4% (see Item 5)

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 80603P107

1.	Names of Reporting Persons Warburg Pincus Partners, LLC 13-4069737

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 72,995,474 (see Items 4 and 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 72,995,474 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 72,995,474 (see Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 26.4% (see Item 5)

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 80603P107

1.	Names of Reporting Persons Warburg Pincus Private Equity X, L.P. 26-0849130

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 20,599,049 (see Items 4 and 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 20,599,049 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 72,995,474 (see Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 27.9% (see Item 5)

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 80603P107

1.	Names of Reporting Persons Warburg Pincus X Partners, L.P. 26-0869910

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 658,999 (see Items 4 and 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 658,999 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 72,995,474 (see Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 28.3% (see Item 5)

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 80603P107

1.	Names of Reporting Persons Warburg Pincus X, L.P. 26-0403670

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 21,258,048 (see Items 4 and 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 21,258,048 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 72,995,474 (see Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 27.9% (see Item 5)

14.	Type of Reporting Person (See Instructions) PN

CUSIP No. 80603P107

1.	Names of Reporting Persons Warburg Pincus X, LLC 26-0403605

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 21,258,048 (see Items 4 and 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 21,258,048 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 72,995,474 (see Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 27.9% (see Item 5)

14.	Type of Reporting Person (See Instructions) OO

CUSIP No. 80603P107

1.	Names of Reporting Persons Charles R. Kaye

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 72,995,474 (see Items 4 and 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 72,995,474 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 72,995,474 (see Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 26.4% (see Item 5)

14.	Type of Reporting Person (See Instructions) IN

CUSIP No. 80603P107

1.	Names of Reporting Persons Joseph P. Landy

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) N/A

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 0

	8.	Shared Voting Power 72,995,474 (see Items 4 and 5)

	9.	Sole Dispositive Power 0

	10.	Shared Dispositive Power 72,995,474 (see Item 5)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 72,995,474 (see Item 5)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 26.4% (see Item 5)

14.	Type of Reporting Person (See Instructions) IN

This Amendment No. 7 to Schedule 13D (“Amendment No. 7”) amends the Schedule 13D originally filed on April 19, 2004 (“Original 13D”), as amended by Amendment No. 1 to Schedule 13D filed on May 10, 2005 (“Amendment No. 1”), as further amended by Amendment No. 2 to Schedule 13D filed on September 19, 2005 (“Amendment No. 2”), as further amended by Amendment No. 3 to Schedule 13D filed on August 29, 2006 (“Amendment No. 3”), as further amended by Amendment No. 4 to Schedule 13D filed on April 8, 2008 (“Amendment No. 4”), as further amended by Amendment No. 5 to Schedule 13D filed on May 21, 2008 (“Amendment No. 5”), and as further amended by Amendment No. 6 to Schedule 13D filed on January 15, 2009 (“Amendment No. 6” and, together with the Original 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5 and Amendment No. 7, the “Amended 13D”).  The Original 13D, Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4 and Amendment No. 5 were each filed on behalf of Warburg Pincus Private Equity VIII, L.P., a Delaware limited partnership (“WP VIII), Warburg Pincus & Co., a New York general partnership (“WP”), Warburg Pincus LLC, a New York limited liability company (“WP LLC”), Warburg Pincus Partners, LLC, a New York limited liability company (“WPP LLC”), and Messrs. Charles R. Kaye and Joseph P. Landy, each a Managing General Partner of WP and Co-President and Managing Member of WP LLC.  In addition, both this Amendment No. 7 and Amendment No. 6 were also filed on behalf of Warburg Pincus Private Equity X, L.P., a Delaware limited partnership (“WP X”), Warburg Pincus X Partners, L.P., a Delaware limited partnership (“WPP X” and, together with WP X, the “WP X Funds”), Warburg Pincus X, L.P., a Delaware limited partnership (“WP X LP”), and Warburg

Pincus X LLC, a Delaware limited liability company (“WP X LLC”).  This Amendment No. 7 relates to the common stock, par value $0.001 per share, of Nuance Communications, Inc., a Delaware corporation formerly known as ScanSoft, Inc. (the “Company”).  The holdings of Warburg Pincus Private Equity VIII, L.P., a Delaware limited partnership, reported in this Amendment No. 7 include the holdings of Warburg Pincus Netherlands Private Equity VIII, C.V. I (“WPNPE  I”) and WP-WPVIII Investors, L.P. (“WP-WPVIII” and, together with WPNPE I and WP VIII the “WP VIII Funds”; and together with the WP X Funds, the “Funds”), which shares the Reporting Persons (as defined below) may be deemed to beneficially own.  Capitalized terms used herein which are not defined herein have the meanings given to them in the Original 13D and any amendments thereto.

Item 3.	Source and Amount of Funds or Other Consideration

Item 3 of the Amended 13D is hereby amended and restated in its entirety as follows:

The total amount of funds used by the WP VIII Funds to purchase the securities of the Company as described herein was furnished from the working capital of such Fund.  The total amount of funds paid by the WP VIII Funds to purchase the securities of the Company as described herein is $270,524,907.54.  The total amount of funds paid by the WP X Funds to purchase the securities of the Company as described herein was furnished from the working capital of such Fund.  The total amount of funds paid by the WP X Funds to purchase the securities of the Company issued pursuant to the 2009 Purchase Agreement (as defined below) is $175,241,398.94.

Item 4.	Purpose of Transaction

Item 4 of the Amended 13D is hereby amended by adding the following to the end thereof:

On January 29, 2009, the WP X Funds closed on the transactions contemplated by the 2009 Purchase Agreement (as previously reported in Amendment No. 6) and acquired from the Company (a) an aggregate of 17,395,626 shares of Common Stock at a price per share equal to $10.06, and for an aggregate purchase price of $174,999,997.56; and (b) warrants to purchase an aggregate of 3,862,422 shares of Common Stock with a per share exercise price of $11.57, and for an aggregate purchase price of $241,401.38. The 2009 Warrants entered into between the Company and each of the WP X Funds are attached hereto as Exhibits 99.1 and 99.2.

In connection with the closing of the transactions contemplated by the 2009 Purchase Agreement, the Company and each of the Funds amended and restated that certain Second Amended and Restated Stockholders Agreement, dated as of May 20, 2008, by entering into that certain Third Amended and Restated Stockholders Agreement, dated as of January 29, 2009, a copy of which is attached hereto as Exhibit 99.3.

Item 5.	Interest in Securities of the Issuer

Items 5(a), (b) and (c) of the Amended 13D are hereby amended and restated in their entirety as follows:

(a)           Due to their respective relationships with the Funds and each other, as of January 30, 2009, each of the Reporting Persons may be deemed to beneficially own, in the aggregate, 54,804,276 shares of Common Stock.  As of January 30, 2009, the Reporting Persons may also be deemed to beneficially own additional shares of Common

Stock by virtue of certain of the following securities which the Funds’ may be deemed to beneficially own: the Series B Preferred Stock; the Adjustable Warrant; the March 15 Warrants; the Securities Purchase Warrants; the Stock Purchase Warrants; the 2008 Warrants; and the 2009 Warrants (collectively, the “Convertible Securities”).  Assuming the full exercise and conversion of the Convertible Securities, the Reporting Persons may be deemed to beneficially own 72,995,474 shares of Common Stock, representing approximately 26.4% of the outstanding class of Common Stock, based on a total of 276,101,737 shares of Common Stock outstanding, which is comprised of:  (i) 240,514,913 shares of Common Stock outstanding as of October 31, 2008, as represented in the Company’s Form 10-K for the fiscal year ended September 30, 2008 (the “Form 10-K”); (ii) the 3,562,238 shares of Common Stock issuable upon the conversion of the 3,562,238 shares of Series B Preferred Stock acquired by certain of the Funds; (iii) the 525,732 shares of Common Stock presently issuable upon the exercise of the Adjustable Warrant, as represented by the Company in the Form 10-K; (iv) the 2,500,000 shares of Common Stock issuable upon the exercise of the March 15 Warrants; (v) the 863,236 shares of Common Stock presently issuable upon the exercise of the Securities Purchase Warrants; (vi) the 3,177,570 shares of Common Stock presently issuable upon the exercise of the Stock Purchase Warrants; (vii) the 3,700,000 shares of Common Stock presently issuable upon the exercise of the 2008 Warrants; (viii) the 3,862,422 shares of Common Stock acquirable upon the exercise of the 2009 Warrants; and (ix) the 17,395,626 shares of Common Stock issued to the WP X Funds pursuant to the 2009 Purchase Agreement.

(b)           Each of WP X LP, WP X LLC, WPP LLC, WP LLC and WP may be deemed to share with the WP X Funds the power to vote or to direct the vote and to dispose or to direct the disposition of the 21,258,048 shares of Common Stock the WP X Funds may be deemed to beneficially own as of January 30, 2009.  Each of WPP LLC, WP LLC and WP may be deemed to share with WP VIII the power to vote or to direct the vote and to dispose or to direct the disposition of the 51,737,426 shares of Common Stock WP VIII may be deemed to beneficially own as of January 30, 2009.  Charles R. Kaye and Joseph P. Landy are Managing General Partners of WP and Managing Members and Co-Presidents of WP LLC and may be deemed to control the other Reporting Persons.  Messrs. Kaye and Landy disclaim beneficial ownership of all shares held by the Funds.  Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission that any Reporting Person or any of its affiliates is the beneficial owner of any shares of Common Stock for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose.

(c)           On January 30, 2009, Patrick Hackett, a General Partner of WP and a Managing Director and Member of WP LLC, became a member of the Board of Directors of the Company. As a result of joining the Board as a non-employee director, Mr. Hackett received a grant of 30,000 restricted stock units with a per share purchase price of $0.001. Except as described in this Amendment No. 7 and as previously reported on Amendment No. 6, during the last sixty (60) days there were no transactions in the Common Stock effected by the Reporting Persons, nor, to the best of their knowledge, any of their directors, executive officers, general partners or members.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Item 6 of the Amended 13D is hereby amended by adding the following at the end of the discussion:
As described in Item 4 hereto, on January 29, 2009, the Funds and the Company entered into the Third Amended and Restated Stockholders Agreement and the Company

issued the 2009 Warrants to the WP X Funds in connection with the closing of the transactions contemplated by the 2009 Purchase Agreement. The information set forth in Item 4 with respect to the Third Amended and Restated Stockholders Agreement and the 2009 Warrants is incorporated into this Item 6 by reference.

Item 7.	Material to be Filed as Exhibits

Exhibit 99.1.	Warrant, dated January 29, 2009, between the Company and WP X

Exhibit 99.2.	Warrant, dated January 29, 2009, between the Company and WPP X

Exhibit 99.3.	Third Amended and Restated Stockholders Agreement, dated as of January 29, 2009, by and among the Company and the Funds.

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: January 30, 2009	WARBURG PINCUS PRIVATE EQUITY VIII, L.P.
		By:		Warburg Pincus Partners, LLC,
its General Partner

			By:	Warburg Pincus & Co.,
its Managing Member

	By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

Dated: January 30, 2009	WARBURG PINCUS PRIVATE EQUITY X, L.P.
		By:		Warburg Pincus X L.P.,
its General Partner

		By:		Warburg Pincus X LLC,
its General Partner

		By:		Warburg Pincus Partners, LLC,
its Sole Member

		By:		Warburg Pincus & Co.,
its Managing Member

	By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

Dated: January 30, 2009	WARBURG PINCUS X PARTNERS, L.P.
		By:	Warburg Pincus X L.P.,
its General Partner

		By:	Warburg Pincus X LLC,
its General Partner

		By:	Warburg Pincus Partners, LLC,
its Sole Member

		By:	Warburg Pincus & Co.,
its Managing Member

	By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

Dated: January 30, 2009	WARBURG PINCUS X, LLC
		By:	Warburg Pincus Partners, LLC,
its Sole Member

		By:	Warburg Pincus & Co.,
its Managing Member

	By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

Dated: January 30, 2009	WARBURG PINCUS X, L.P.
		By:	Warburg Pincus X LLC,
its General Partner

		By:	Warburg Pincus Partners, LLC,
its Sole Member

		By:	Warburg Pincus & Co.,
its Managing Member

	By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Member

Dated: January 30, 2009	WARBURG PINCUS PARTNERS, LLC
		By:	Warburg Pincus & Co.,
its Managing Member

	By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

Dated: January 30, 2009	WARBURG PINCUS LLC

	By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Managing Director

Dated: January 30, 2009	WARBURG PINCUS & CO.

	By:	/s/ Scott A. Arenare
Name: Scott A. Arenare
Title: Partner

Dated: January 30, 2009

	By:	/s/ Scott A. Arenare
Name: Charles R. Kaye
By: Scott A. Arenare, Attorney-in-Fact*

Dated: January 30, 2009

	By:	/s/ Scott A. Arenare
Name: Joseph P. Landy
By: Scott A. Arenare, Attorney-in-Fact**

*  Power of Attorney given by Mr. Kaye was previously filed with the SEC on March 2, 2006 as an exhibit to a Schedule 13D filed by Building Products, LLC with respect to Builders FirstSource, Inc.

**  Power of Attorney given by Mr. Landy was previously filed with the SEC on March 2, 2006 as an exhibit to a Schedule 13D filed by Building Products, LLC with respect to Builders FirstSource, Inc.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).